GREENBOX POS

8880 RIO SAN DIEGO DRIVE, SUITE 102

SAN DIEGO, CALIFORNIA 92108

May 28, 2020

Bill Thompson

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: GreenBox POS

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Filed February 7, 2020

File No. 1-34294

Dear Mr. Thompson,

By letter dated April 7, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided GreenBox POS (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K/A for the Fiscal Year ended December 31, 2018 filed on February 7, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Settlement Processing, page 12

1.      Please show us how to reconcile the status of settlements as of December 31, 2018 to the amounts reported in the audited consolidated balance sheets.

Response: The settlement liability (referred as Payment Processing Liabilities in the consolidated balance sheets) was $865,086 compared to the amount per Management’s Discussion and Analysis (“MD&A”) of $869,822 which should have agreed to each other at December 31, 2018. The difference was not material. The Settlement Processing Assets per MD&A was $869,822 which included Cash Held for Settlement in the amount of $239,124. The amount of $869,822 reduced by $239,124 was $630,698 which materially agrees to the Cash Due from Gateways of $630,699 in the consolidated balance sheets at December 31, 2018.

Audited Statement of Consolidated Changes in Stockholders' Equity, page F-4

2.      Please include a statement of changes in stockholders' equity for the year ended December 31, 2017.

Response: We inadvertently did not include statement of changes in stockholders’ equity for the year ended December 31, 2017. We have remediated this error by including in our Form 10-K for the year ended December 31, 2019 filed on May 15, 2020 (the “2019 10-K”), the statement of changes in stockholders' equity for the years ended December 31, 2018 and 2019. We will continue to comply with this requirement in our future 10-Qs and 10-Ks.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3.      Please revise to provide the disclosures required by ASC 606-10-50.

Response: We have included additional disclosures required under ASC 606 in the 2019 10-K. We will continue to monitor our revenue recognition policy and update our disclosures in accordance with ASC 606 requirements. We have, however, complied with the appropriate revenue recognition requirement in our accounting and recorded our revenues appropriately in the statements of operations for the year ended December 31, 2018.

Note 2 - Restatement, page F-11

4.      Please revise to provide the disclosures required by ASC 250.

Response: We inadvertently did not include the restatement disclosure required under ASC 250 which are the pro formas showing the amounts being restated from previously reported and the restatement adjustment to the restated balance. The restatement disclosure included in the 10-K/A, however, adequately disclosed the reason for the restatement. The inadequacy of the pro formas does not change the financial statements in the 10-K/A as of and for the year ended December 31, 2018 and we will ensure any restatements going forward will be appropriately and adequately disclosed in accordance with ASC 250.

Note 4 - Fixed Assets, page F-12

5.      Please disclose depreciation expense for each year presented. Please refer to ASC 360-10-50-1. In addition, please tell us how depreciation expense is classified in the audited statement of consolidated cash flows.

Response: We inadvertently did not disclose depreciation expense in accordance with ASC 360-10-50-1. The total depreciation expense was $6,608 for the year ended December 31, 2018 and was not material. We have remediated this in our 2019 10-K and in the Form 10-Q filed for the period ended March 31, 2020 filed on May 28, 2020. We will continue to appropriately and adequately disclose depreciation expense and classify properly in the statement of cash flows and statement of operations in our future 10-Qs and 10-Ks. Overall, our depreciation expense was not material.

Note 5 - Equity Transactions

RB CAPO, page F-12

6.      Please explain to us how the RB transaction is presented in the financial statements. In addition, please tell us the settlement terms agreed to in principal disclosed in Note 12 and how the settlement is reflected in the financial statements.

Response: The $1.0 million received from RB for the purchase of 4% of PrivCo was recorded as an equity transaction in PrivCo which was reflected in the stockholders’ equity in the consolidated balance sheets as of December 31, 2018. The Company inadvertently did not calculate minority interest for the year ended December 31, 2018 but if we had calculated the amount, the minority interest amount would have been approximately $75,000 which would have decreased our net loss of $1,893,276 to $1,817,545 for the year ended December 31, 2018. Effective January 1, 2019, all of the operating activities occurred in the PubCo and no transactions occurred in the PrivCo, therefore, the minority interest calculation did not have to be calculated. The amount of $75,000 was not material to our consolidated financial statements as of and for the year ended December 31, 2018.

Bucciero, page F-13

7.      We note your disclosure that the remaining cash balance of $300,000 is stated in the equity section of the balance sheet as a receivable for equity purchase. However, it does not appear the balance sheet includes a receivable for equity purchase at December

31, 2017. Please advise.

Response: The disclosure stating that the remaining cash balance of $300,000 is stated in the equity section of the balance sheet was incorrect. We inadvertently made this mistake.

Note 8 - Income Taxes, page F-17

8.      Please tell us how the provision for income taxes is presented in the audited statements of consolidated operations. Please also tell us how net deferred tax liabilities are presented in the audited consolidated balance sheet and why the change in deferred tax liabilities is not included in the income tax provision.

Response: The Company had deferred tax assets with full valuation allowances that amounted to a net balance of $100 for the year ended December 31, 2018. The Company did not have deferred tax assets for the year ended December 31, 2017. Therefore, the net change was not material. The realizability of deferred tax assets was more likely unrealizable in the future, therefore, a full valuation allowance was provided as of and for the year ended December 31, 2018. We will continue to monitor realizability of the deferred tax assets and, if appropriate, reduce the valuation allowance and record the changes of deferred tax assets appropriately.

9.      We note your disclosure that a valuation allowance of $500,000 as of December 31, 2018 has been established against deferred tax assets related to loss entities you cannot consolidate under the Federal consolidation rules. Please tell us the entities you are referring to and why they are not included in your consolidated federal income tax returns.

Response: The Company had deferred tax assets with full valuation allowances that amounted to net balance of $100 for the year ended December 31, 2018. The Company did not have deferred tax assets for the year ended December 31, 2017. Therefore, the net change was not material. The realizability of deferred tax assets was more likely unrealizable in the future, therefore, a full valuation allowance was provided as of and for the year ended December 31, 2018. We will continue to monitor realizability of the deferred tax assets and if appropriate, reduce the valuation allowance and record the changes of deferred tax assets appropriately. The entity that primarily carries the deferred tax assets is the PrivCo.

Note 11 – Mtrac

New Exclusive Licensing Agreement: MTrac 5 Year License, page F-20

10.     We note you applied $270,000 of the $360,000 payment received in March 2018 to the MTrac five year license, with the remaining $90,000 payment paid in November 2018. Please tell us how you accounted for the remaining $90,000 payment received in March 2018 and the $90,000 payment received in November 2018. In addition, please tell us how you ultimately accounted for such payments and the basis in GAAP for your accounting.

Response: The Company and MTrac entered into two agreements in 2018. On June 12, 2018, the parties entered into a 5 years License Agreement. The annual licensing fee was set at $360,000. On December 18, 2018, the Company and MTrac amended the License Agreement as MTrac was unable to meet the requirements of the License Agreement and did not conduct adequate marketing and other activities on GreenBox’s behalf. The parties agreed to terminate the License Agreement and apply funds paid to date to a Software License Agreement with $360,000 due yearly as a licensing fee. $270,000 of the amount paid by MTrac was applied to the terminated License Agreement with the remaining $90,000 subject to reimbursement to GreenBox by December 31, 2018. As a result, the 5 year License Agreement was terminated. Under the new Software License Agreement dated December 18, 2018, the license will be based on performance. An agreed upon fee will be charged by MTrac to the Company if such performance is met. If the performance is not met, the Company has the right to permanently terminate the relationship or continue the performance based fee structure. As a result, the Company recognized $360,000 payments received during 2018 as revenue in 2018 in accordance with ASC 606 as the Company had no future obligations regarding payments received from MTrac.

Note 12 - Subsequent Events

C. Legal Matters, page F-21

11.      Please disclose whether you accrued a loss with respect to the RB Capital Partners, Inc. and Dahan matters based on the settlement terms agreed to in principal. In addition, please disclose whether you accrued a loss regarding the America 2030 Capital Limited and Bentley Rothchild Capital Limited matter and, if not, disclose (a) an estimate the loss or range of loss if there is a reasonable basis for estimating it or (b) that the loss cannot be reasonably estimated, or (3) otherwise advise.

Response: The settlement of RB Capital Partners, Inc. (“RB”) did not require accounting under contingent liabilities in accordance with ASC 450 as the settlement consisted of repaying the convertible debt outstanding as of December 31, 2018 in the amount of $250,000 and converting the unpaid interest and principal balance to common shares of 6,000,000. The PubCo issued 59,000 common shares to Dahan as part of settlement and required to accrue approximately $20,000 (59,000 shares multiplied by share market price of $0.34 at December 31, 2018). The amount was not material to the financial statements as of and for the year ended December 31, 2018. The Company was not required to provide any estimate of the loss or any range regarding the America 2030 Capital Limited and Bentley Rothchild Capital Limited as of and for the year ended December 31, 2018 as these cases were abandoned by all of the parties subsequently which is appropriately disclosed in the 2019 10-K.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Fredi Nisan

Fredi Nisan

Chief Executive Officer

GreenBox POS

8880 Rio San Diego Drive, Suite 102

San Diego, California 92108